Exhibit 99.1

ASM International N.V. Announces Availability and Timing of the 2010

Fourth Quarter Results Conference Call and Web Cast

ALMERE, The Netherlands – February 18, 2011 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) and its 53%-owned subsidiary, ASM Pacific Technology, Ltd (Hong Kong Exchanges: 522) will simultaneously report operating results for 2010 and the fourth quarter at approximately:

•	7:00 a.m. Hong Kong Time -Thursday, March 3, 2011

•	00:00 (midnight) Continental European Time - Wednesday, March 2, 2011,

•	6:00 p.m. US Eastern Time - Wednesday, March 2, 2011.

ASM International will host an investor conference call and web cast on Thursday, March 3, 2011 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 718 247 0885

•	International: + 44 (0)20 7806 1967

•	Confirmation Code: 6311824

•	A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through April 1, 2011.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 6311824#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Contacts:

Erik Kamerbeek	Mary Jo Dieckhaus
+31 88100 8500	+1 212 986 2900